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May 11, 2009

VIA EDGAR AND TELECOPY

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Mail Stop 4561

Attn: Jay Ingram, Esq.
Legal Branch Chief

Re:	B.O.S. Better Online Solutions Ltd. Amendment No. 1 to Registration Statement on Form F-3 Filed April 1, 2009 File No. 333-152020

Ladies and Gentlemen:

On behalf of B.O.S. Better Online Solutions Ltd., an Israeli corporation (the “Company”), we are filing herewith via Edgar Amendment No. 2 to the Company’s Registration Statement on Form F-3 (the “Form F-3”). We have set forth below the Company’s responses to the Staff’s comment letter dated May 1, 2009 with respect to Amendment No. 1 to the Form F-3 . The Staff’s comments have been reproduced (in bold) below and are immediately followed by the Company responses thereto.

General

1.	We note your response to comment 1 of our letter dated April 15, 2009. We continue to believe that the securities issued in the unregistered transactions in July 2008 and August 2008 are not eligible to be included in this registration statement. As we stated in our prior comment, because the offer and sale of these securities was not complete prior to the to the filing of the registration, Rule 152 is not available to separate the issuance and resale as separate transactions. Please remove the securities from the registration statement.

The Company has removed the July 2008 and August 2008 securities from the registration statement.

Exhibits

2.	We note your response to comment 5 of our letter dated April 15, 2009. It appears that the agreement with the “strategic Latin American customer” is a contract upon which the company is substantially dependent and should be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K as required by Item 9 of Form F-3. Please amend your Form F-3 to provide this agreement and the Form of Share Purchase Warrant pursuant to Item 601(b)(4) of Regulation S-K.

As discussed in a telephone conversation with Ms. Woo on May 1, 2009, the Company believes that Item 601 of Regulation S-K does not provide for the filing of material contracts as exhibits to a Registration Statement on Form F-3. The Company believes that the Strategic Customer Agreement, which was entered into in July 2008, (after the filing of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2007) is subject to filing as an exhibit to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2008, which is due by June 30, 2009. In connection with such filing, the Company intends to seek confidential treatment with respect to certain trade secret information contained therein. Since the instructions to Form F-3 and Item 601 do not require the filing of material contracts as exhibits to the Form F-3 and no ordinary shares are being registered in connection with this contract, the Company would prefer not to file this contract until the filing of the 2008 Form 20-F in order not to delay the completion of the Form F-3 pending the Staff’s review of a confidentiality application for such contract.

The Company has filed a form of Warrant as an exhibit to Amendment No. 2.

On behalf of the Company we hereby acknowledge the following:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses, please do not hesitate to call me at 212-841-0700

Very truly yours, /s/ Brian Brodrick Brian Brodrick